Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2017
(millions of dollars)
Earnings, as defined:
Net income	$3,252
Income taxes	1,329
Fixed charges included in the determination of net income, as below	1,243
Amortization of capitalized interest	29
Distributed income of equity method investees	101
Less equity in earnings of equity method investees	153
Total earnings, as defined	$5,801

Fixed charges, as defined:
Interest expense	$1,171
Rental interest factor	54
Allowance for borrowed funds used during construction	18
Fixed charges included in the determination of net income	1,243
Capitalized interest	65
Total fixed charges, as defined	$1,308

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	4.44
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.